Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employees’ Benefit Committee

Cincinnati Bell Inc. Savings and Security Plan

We consent to the incorporation by reference in the Registration Statement (No. 333-192226) on Form S-8 of Cincinnati Bell Inc. of our report dated June 11, 2021, with respect to the statements of net assets available for benefits of the Cincinnati Bell Inc. Savings and Security Plan as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related supplemental schedule as of December 31, 2020, which report appears in the December 31, 2020 annual report on Form 11-K of the Cincinnati Bell Inc. Savings and Security Plan.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio

June 11, 2021